Exhibit 99.1

Davis Commodities issues clarification on Singapore court order involving Carfax Commodities

SINGAPORE, May 27, 2026 (GLOBE NEWSWIRE) -- Davis Commodities Limited (OTCQB: DTCKF, “Davis Commodities” or the “Company”) hereby clarifies recent reports concerning an order of court issued by the High Court of the Republic of Singapore in respect of a dispute between Raízen Trading SA and Carfax Commodities (Asia) Pte. Ltd. (“Carfax”). The Company understands that the court order relates solely to a commercial dispute between Carfax and its supplier arising from a separate contractual relationship.

Carfax is a counterparty to a convertible loan arrangement with Davis Commodities and is not a subsidiary, consolidated entity, or controlled affiliate of the Company. The court proceedings and resulting order concern Carfax’s obligations to its supplier and do not involve Davis Commodities as a party, whether directly or indirectly.

Based on the information currently available, the Company’s operations have not been affected. The Company will evaluate whether any accounting, disclosure, or recovery considerations are required under applicable standards and regulations.

Davis Commodities remains focused on executing its strategic plans, serving its customers, and maintaining robust risk management and counterparty review processes. Should there be any developments requiring disclosure under applicable regulations, Davis Commodities will make further announcements in a timely manner.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the year ended December 31, 2025.

For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure investors that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com